EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of SatCon Technology Corporation Form S-8 of our reports dated March 23, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to  the substantial doubt with respect to the Company’s ability to continue as a going concern), relating to the consolidated financial statements and schedule of Satcon Technology Corporation and subsidiaries as of and for the year ended December 31, 2006 and as of and for the three month period ended December 31, 2005 appearing in the Annual Report on Form 10-K of SatCon Technology Corporation for the year ended December 31, 2006.

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts

August 9, 2007